ALSTON&BIRD LLP

TO:	Richard Pforte Dominic Minore

FROM:	Alston & Bird LLP

DATE:	October 9, 2008

RE:	National Retail Funds – Issues under the Investment Company Act of 1940 and the Securities Act of 1933

We represent National Retail Fund II and National Retail Fund III (the “Funds”).  Each of the Funds filed a registration statement under the Investment Company Act of 1940 (the “1940 Act”) and Securities Act of 1933 (the “1933 Act”) on Form N-2 on April 9, 2008, and has filed subsequent pre-effective amendments on Form N-2/A, most recently on August 21, 2008.

In a telephone conversation with the staff of the Division of Investment Management (the “IM Staff”) of the Securities and Exchange Commission (the “Commission”) on September 24, 2008, the Staff requested that we provide a written memorandum addressing several issues raised during this conversation.  Each of these issues is addressed in turn below.

BACKGROUND

The Funds intend to invest in below-investment grade and investment grade consumer notes representing loans that the Funds’ investment adviser (the “Adviser”) determines offer an attractive yield.  Initially, the majority of the loans in which the Funds invest will be originated by a small number of banks and licensed lenders (the “Loan Originators”), but the Funds are not restricted in the number of Loan Originators from which they may purchase notes.  The Funds will purchase the entire note issued by a borrower, and not a participation in a portfolio of loans or a particular tranche of any individual notes or aggregation of notes.

The Loan Originators may retain the servicing rights to the loans that they sell to the Funds and, accordingly, may be entitled to receive servicing fees from the borrowers.  In exchange for the servicing fees, the Loan Originators will perform certain administrative services, such as mailing statements, fielding customer calls and processing payments.  Because the Loan Originators will receive and process payments, these servicing fees will generally be deducted from the interest payment received from the borrowers, and retained by the Loan Originators.  The Funds will not pay servicing fees to the Loan Originators.  The servicing arrangements may be terminated by the Funds at any time.

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1933 ACT ISSUES

I.

Are the notes “securities” under the 1933 Act?1

The loans are not “securities” under the 1933 Act.  Although the definition of “security” in Section 2(a)(1) of the 1933 Act includes “any note,” the courts have held that the classification of a particular enumerated item as a security is a rebuttable presumption.

The Supreme Court directly addressed the issue as to the appropriate determination of whether a note is a security for purposes of the 1933 Act in Reves v. Ernst & Young.2  In that case it held that:

(1)

because the term “note” is included in the definition of “security” in the 1933 Act, the rebuttable presumption is that a note is a security;3

(2)

the Howey test, which is applied to determine whether an “investment contract” exists, does not apply to a determination that a note is a security;4

(3)

certain items previously identified by the Second Circuit are not properly viewed as “securities” under the 1933 Act (including “the note delivered in consumer financing, the note secured by a mortgage on a home, the short-term note secured by a lien on a small business or some of its assets, the note evidencing a ‘character’ loan to a bank customer, short-term notes secured by an assignment of accounts receivable, or a note which simply formalizes an open-account debt incurred in the ordinary course of business”)5;

(4)

the list may be judicially expanded to include other types of notes based upon an analysis of particular instruments;6 and

(5)

the proper test for determining whether any other type of note not listed is not a “security” under the 1933 Act is the “family resemblance test.”7

1 We are providing this analysis solely for the convenience of the IM Staff.  Because we are counsel to the Funds, and not to any Loan Originator, we take no position as to the status of the notes under the 1933 Act.

2 494 U.S. 56 (1990).

3 Id, at 65.

4 Id, at 64.

5 Id, at 65 (reaffirming list of notes that are not securities identified by court in Exchange Nat. Bank of Chicago v. Touche Ross & Co., 544 F.2d 1126, 1137 (2nd Cir. 1976).

6 Id (citing determination by court in Chemical Bank v. Arthur Andersen & Co., 726 F.2d 930 (2nd Cir. 1984) that “notes evidencing loans by commercial banks for current operations” are not securities).

The “family resemblance test” includes elements of the “commercial versus investment test” and requires analysis of a particular note using the following four factors set forth by the Reves Court:

(1)

the motivations prompting buyer (lender) and seller (borrower) to enter into the note (if the seller/borrower’s purpose is to raise money for the general business use or to finance investments, the note is more likely a security; if the seller/borrower’s purpose is to facilitate purchase and sale of minor assets, to correct cash flows or to advance some other commercial or consumer purpose, it is less likely a security);

(2)

the plan of distribution of the instrument (to determine whether there is common trading for speculation or investment with respect to the instrument);

7 Id.

8 Reves, at 66-67.

(3)

the reasonable expectations of the investing public; and

(4)

whether some other factor such as the existence of another regulatory scheme significantly reduces the risk of the instrument, obviating the protections of the 1933 Act with respect to the instrument.8

The majority of the notes that the Loan Originators will sell to the Funds are of the types enumerated by the Court (specifically, “notes delivered in consumer financing”), and, accordingly, are not “securities” for purposes of the 1933 Act.  In the event that any of the notes are not of the types enumerated by the Court, application of the “family resemblance test” should result in those notes not being deemed “securities,” as follows:

(1)

The notes will be extended for purposes of providing cash to individual consumers.

(2)

The notes will be originated by the Loan Originators initially as simple, negotiated debt instruments, and may be retained by the Loan Originators or sold to the Funds or other entities similar to the Funds.  In any event, the sale of the notes will not result in a trading market.  Although the Funds will sell common shares more broadly to the public, such shares will represent a fractional interest in a large and diversified pool of notes, and are not analogous to a sale of the notes by the Funds to the general public.

(3)

The investing public has no reasonable expectations as to disclosure or other regulatory protections with respect to the notes.  Each note is a unique, privately negotiated obligation of the particular borrower that is owed first to the Loan Originator and, after the sale of the note, to the loan purchaser (in this case, one of the Funds).  No member of the investing public will be directly exposed to the credit or interest rate risks associated with any particular note.  The risks to which shareholders of the Funds will be exposed due to their investment in a portfolio of various notes will be adequately disclosed in the Funds’ registration statements.

(4)

The risks related to any individual note will be reduced by its inclusion in the Funds’ portfolios of notes.  The regulatory scheme provided by the 1940 Act and the rules thereunder obviates the need for the protections that would be provided by registration of the notes as securities under the 1933 Act.

In its responses to no action requests, the staff of the Division of Corporate Finance (the “CF Staff”) of the Commission has consistently relied on the list of notes set forth in Reves and referred to the “family resemblance test” in granting or denying no-action requests involving a determination as to whether a particular type of note is or is not a security under the 1933 Act.9

II.

Does the imposition of a servicing fee create an “investment contract,” and therefore a separate “security,” under the 1933 Act?

Neither the imposition of the servicing fee, nor the netting arrangement for the payment of that fee, should cause the notes (which are not securities under the 1933 Act when issued by the borrowers to the Loan Originators) to be deemed to be securities under the 1933 Act when the Loan Originators sell the notes to the Funds.  The imposition of a servicing fee on the notes as issued by the borrowers does not, in and of itself, create a separate security “issued” by the Loan Originators.

The Funds will purchase the notes on a “service retained” basis.  This means that the Loan Originators will provide certain services with respect to the notes, including mailing statements and processing payments, and will, in return, be entitled to receive a fee.  Because the borrowers under the notes will submit payments for principal and interest to the Loan Originators, as servicers, rather than directly to the holder, the servicing fee will be netted against the principal and interest payments that the Loan Originators will pass along to the Funds, as holders of the notes.

9 See, e.g., Peer Marketing Associates, Inc., SEC No-Act (Pub. Avail. Feb. 3, 1993) (refundable promissory notes evidencing obligation to repay portion of membership fees are not securities under 1933 Act); Ivy Hills Country Club Inc.,, SEC No-Act (Pub. Avail. May 23, 1991) (same); ADK Properties, SEC No-Act (Pub. Avail. Sep. 1, 1994) (non-interest bearing bonds secured by mortgages are not securities); Lake Port Properties, SEC No-Act (Pub. Avail. May 13, 1994) (same); NBF Acquisition Inc., SEC No-Act (Pub. Avail. Apr. 1, 1997) (subordinated promissory notes payable over five year period without interest are not securities); Handy Hardware Wholesale Inc., SEC No-Act (Pub. Avail. Jul. 5, 2006) (promissory notes that are not transferable or negotiable, will not bear interest and will represent indebtedness entered into on the same terms as any other commercial loan are not securities).

Almost all notes evidencing indebtedness, whether mortgage loans secured by real estate or commercial or consumer debt, are serviced.  The servicing of a loan is an expense to the lender incurred in connection with making and maintaining the loan, and is considered by the lender in determining the interest rate and other terms of the loan.  Thus, the cost of servicing the loan is built into the terms of the loan at the time the loan is extended, and the note issued.  Assume, for example that a bank has access to funds bearing interest at a rate of 8.0%, and that the bank has determined that in order to operate profitably, it must maintain a net interest margin (for purposes here, the difference between interest received on loans and interest paid on deposits or borrowed funds) of 2.0%.  The bank would probably agree to loan money to the borrower at 10.0%.  Assume further that the bank has determined that the average cost of servicing a loan internally is 0.5% of the loan amount.  In this example, in order to maintain its net interest margin, the bank would loan money to the borrower at 10.5%.10  The fact that the bank retains a third party servicer rather than servicing its loans internally does not change this analysis.

In short, the servicing fees are built into the interest rate originally charged by the Loan Originators, and are not added to the notes at the time of sale to the Funds.  If the Funds were to service the loans themselves, then the Funds would incur expenses related to servicing.  The fact that the Loan Originators will generally retain the servicing rights to the loans, and that the servicing expenses incurred by the Funds will take the form of a fee paid to the Loan Originators, does not change the nature of the notes so as to make them “securities” under the 1933 Act.  Banks and licensed lenders frequently sell loans or participations in loans on a “service retained” basis without creating registration or other obligations under the 1933 Act, and the proposed arrangements between the Loan Originators and the Funds are no different.

In Meridian Mortgage Corp.,11 a loan originator retained servicing rights with respect to the loans it sold to institutional investors, and, at the behest of the purchasers with respect to certain construction loans, retained a 10-20% interest in the loan to ensure that the originator would diligently supervise the loans.  The Staff of the Division of Market Regulation (the “MR Staff”) concluded, based upon a review of the factors set forth in the 1958 Release, that the loan originator could sell the loans without registering as a broker-dealer.  The MR Staff also stated that the CF Staff had advised it that the CF Staff would take a similar position regarding the status of the loans as securities under the 1933 Act.  Similarly, in Fireman’s Fund Mortgage Corp.,12 a loan originator retained servicing rights with respect to the loans it sold to institutional investors, and collected a servicing fee from the monthly loan payments equal to a fixed percentage of the outstanding principal balance of the loan.  The MR Staff drew the same conclusions as in Meridian, and issued the same statement with respect to the position of the CF Staff.  On the other hand, in Bankers Mortgage Funding Corp.,13 a loan originator proposed to sell mortgage loans to institutions and directly to individuals, and to service those loans at the option of the purchasers.  The CF Staff was unable to conclude that registration was not required under the 1933 Act.  In our case, however, the Loan Originators will sell the loans to the Funds (which are sophisticated, institutional investors), and will retain no more than the servicing rights retained in Meridian Mortgage and Fireman’s Fund, and will receive their servicing fees in the same manner as set forth in Fireman’s Fund.  The sale of the notes by the Loan Originators should not be treated any differently under the 1933 Act than were the sales of the mortgages in those two cases.

10 In reality, the bank would calculate its overall expenses and what its net interest margin needs to be in order for total income (including interest income) to exceed total expenses (including interest expenses and other expenses such as servicing costs), and would set the interest rate for its loans accordingly.  For example, the bank might determine that is should loan the money at 11.0%, which reflects a 2.0% net interest margin plus 1.0% of other expenses, including servicing expenses.

11 SEC No-Act (Pub. Avail. Apr. 7, 1987).

In SEC v. W.J. Howey Co.,14 the Court set forth the test for determining whether or not a particular business arrangement constitutes an “investment contract,” and therefore a “security,” under the 1933 Act.  The Court held that an “investment contract” means “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.”15  The Court in Reves specifically “reject[ed] the approaches of those courts that have applied the Howey test to notes”16 and stated that “the Howey test is irrelevant to the issue [as to whether a note is a security];”17 therefore, the notes should not be analyzed under the Howey test.

Although the Reves decision rendered the Howey test inapplicable to the determination of whether notes were securities, arguably the imposition of servicing fees mandates a discussion of whether the notes become “investment contracts,” and therefore securities, under the Howey test.  It is clear that the notes, even sold on a service retained basis, are not investment contracts.  The Funds are not investing in a “common enterprise” with other investors or with the Loan Originators; instead, the Funds are simply purchasing notes from the Loan Originators.  The Funds are not led to expect profits solely from the efforts of the Loan Originators.  While the Funds may rely on the Loan Originators to evaluate borrowers for underwriting purposes, the Funds, with the guidance of the Adviser, determine which loans to purchase based on their own evaluation of the quality of the loans.  As discussed above, loan servicing is an expense borne by holder of a loan, and the fact that the Funds have retained the Loan Originators to service the loans, for a fee, does not mean that the Funds’ profits depend solely on the efforts of the Loan Originators.  The Funds’ expectation of profits depends for the most on their decisions regarding the loans that they purchase from the Loan Originators and the ability of the borrowers to repay the loans.

12 SEC No-Act (Pub. Avail. Jul. 30, 1987).

13 SEC No-Act (Pub. Avail. May 8, 1990).

14 328 U.S. 293 (1946).

15 Id, at 298-299.

16 Reves, at 64.

17 Id, at 68, n. 4.

Subsequent to the Howey decision, in 1958, the Commission issued a release (the “1958 Release”) addressing the most common attributes arrangements for the sale of interests in mortgages that may give rise to the creation of an “investment contract,” which include servicing collection, payments or foreclosure and a complete investigation and placing service.18  The Commission went on to say that “the wider the range of services offered and the more the investor must rely on the promoter or third party, the clearer it becomes that there is an investment contract.”19  In the case at hand, the Loan Originators will perform only one of the enumerated services: servicing collection and payments.  Furthermore, the servicing arrangements may be terminated by the Funds at any time, which is a factor that was considered by the MR Staff and CF Staff in determining whether service-related factors create an investment contract.  It is arguable that the Loan Originators will also provide a “complete investigation and placing service.”  The Adviser will review the loans to determine which are appropriate for purchase by the Funds; therefore, the service offered by Loan Originators is not a complete service.

III.

Are the Loan Originators “co-issuers” of the notes?

The individual borrowers are the sole issuers of the notes, and the Loan Originators are not “co-issuers.”  Section 2(a)(4) of the 1933 Act defines “issuer” as “every person who issuers or proposes to issue any security,” with certain exceptions.  Based upon our analysis in Part I, above, the notes are not “securities” as defined under the 1933 Act, and therefore the borrowers are not “issuers.”  Based upon our analysis in Part II, above, the Loan Originators are not “issuers” because the imposition of servicing fees does not create a “security” separate from the original notes under the Howey test (even discounting, for the sake of argument, the Supreme Court’s holding in Reves that the Howey test does not apply to the determination as to whether particular notes are securities).

18 SEC Rel. No. 33-3892 (Jan. 31, 1958). The complete list is as follows: (i) a complete investigation and placing service; (ii) servicing collection, payments, foreclosure, etc.; (iii) implied or express guarantee against loss or providing a market for the security; (iv) marking advances of funds to protect the security of the investment; (v) acceptance of small uniform or continuous investments; (vi) implied or actual guarantee of specified yield or return; (vii) continual reinvestment of funds; (viii) payment of interest prior to actual purchase of the mortgage or trust note; (ix) providing for fractional interests in mortgages or deeds of trust; (x) circumstances which necessitate complete reliance up the seller, such as great distance between the mortgaged property and the investor; and (xi) seller’s selection of the mortgage or deed of trust for the investor.

19 Id, at 1.

The term “co-issuer” is not defined in the 1933 Act, but generally refers to a person who, in a particular transaction or business undertaking, enjoys a significantly close association with another person who is an “issuer” as defined in Section 2(a)(4) of the 1933 Act.20  For example, in Comdisco, Inc.,21 an issuer planned to finance certain purchase and leasing of equipment through sale and lease-back agreements with trusts and limited partnerships.  The CF Staff determined that the issuer and the partnerships or trusts would be performing significant functions resulting in co-issuance of a single security.  Similarly, if a seller of condominium units and a seller of management services combine business objectives and integrate sales efforts, then they might be deemed to be “co-issuers” on the basis of both serving as statutory issuers.22  Finally, the CF Staff has determined that a guarantee by one entity of the obligations of a separate legal entity with respect to securities issued by a separate legal entity results in a determination that the guarantor is a “co-issuer.”23

Setting aside the fact that neither the borrowers nor the Loan Originators are “issuers” because the notes are not “securities,” the factors present in situations in which the CF Staff has determined that two separate entities are “co-issuers” are not present here.  The borrowers and the Loan Originators do not have the requisite “close association” to determine that they are “co-issuers” of the notes.  The borrowers and the Loan Originators have not entered into any agreements or otherwise aligned their business interests such that they both benefit equally from the sale of the notes.  The Loan Originators do not in any way guarantee or otherwise support the borrowers’ obligations under the notes.  The Funds will treat the individual borrowers as the issuers of the notes for diversification purposes.  Each borrower remains obligated under its particular note, and the subsequent sale of the notes by the Loan Originators to the Funds does not alter the borrower’s status as issuer.

Analogies to two very common business arrangements are applicable.  The first is a situation in which Company X issues a debt security in a private placement to Buyer Y, and Buyer Y subsequently sells the security to Buyer Z.  We are not aware of any precedent pursuant to which the CF Staff has determined that Buyer Y is an issuer of the security.  Instead, Company X, the issuer, becomes obligated to pay Buyer Z under the terms of the security, just as the borrowers in the situation at hand become obligated to pay the Funds rather than the Loan Originators.

20 See J. William Hicks, Exempted Transaction Under the Securities Act of 1933, § 9.67 (2008).

21 SEC No-Act (Pub. Avail. Aug. 19, 1982); see also Amtex Oil & Gas, Inc., SEC No-Act (Pub. Avail. Dec. 6, 1977); Banill Corporation, SEC No-Act (Pub. Avail. Jul. 14, 1975).

22 See SEC Rel. No. 33-5347 (Jan. 4, 1973); see also, e.g., Colony Hotels, Inc. / Danara Construction, Inc., SEC No-Act (Pub. Avail. Apr. 14, 1978).

23 See, e.g., Warner & Swasey Co., SEC No-Act (Pub. Avail. Sep. 25, 1972); SEC Rel. No. 33-5456 (Feb. 14, 1974).

The second is a situation in which a borrower executes a note obligating it to make principal and interest payments to Bank A, and Bank A sells the loan or a participation in the loan to Bank B.  As above, we are not aware of any precedent pursuant to which the CF Staff has determined that Bank A is an issuer of the note.  Instead, the borrower becomes obligated to make principal and interest payments to Bank B rather than Bank A.  If Bank A has sold the loan on a “service retained” basis, as discussed above, the borrower might still make payments to Bank A and be unaware of the fact that its obligation for principal and interest payments actually is to Bank B.

IV.

Are the Loan Originators or the Funds “underwriters” under Section 2(a)(11) of the 1933 Act or Rule 140 under the 1933 Act?

A.

Neither the Loan Originators nor the Funds are “underwriters.”

The Loan Originators and the Funds are not “underwriters,” as defined in Section 2(a)(11) of the 1933 Act, with respect to the notes.  Section 2(a)(11) of the 1933 Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security … .”  Based upon our analysis in Part I, above, the notes are not “securities” as defined under the 1933 Act, and, therefore the borrowers are not “issuers” and the Loan Originators are not “underwriters.”  Based upon our analysis in Part II, above, the Loan Originators are not “issuers” and the Funds are not “underwriters” because the imposition of servicing fees does not create a separate “security” from the original notes under the Howey test (even discounting, for the sake of argument, the Supreme Court’s holding in Reves that the Howey test does not apply to the determination as to whether particular notes are securities).

Furthermore, assuming for the sake of argument that the notes are “securities,” underwriter status requires the existence of a “distribution,” generally of a large block of an issuer’s securities. 24  It is clear that the congressional intent in enacting Section 2(a)(11) was to include within the definition of underwriters those persons acting as conduits for securities being placed into the hands of the general public.25  The definition was intended “to bring within the provisions of the bill redistributions [because] such a public offering may possess all the dangers attendant upon a new offering of securities.”26  The notes themselves are not being placed into the hands of the general public by either the Loan Originators or the Funds.

24 See Geiger v. SEC, 363 F.3d 481 (9th Cir. 2004); In re Wonsover, SEC Rel. N o. 34-41123 (Mar. 1, 1999), aff’d. 205 F.3d 408 (D.C. Cir. 2000).

25 See Thomas L. Hazen, Law of Securities Regulation, §4.27 (updated 2008); See also SEC v. Lybrand, 200 F.Supp.2d 384 (S.D.N.Y. 2002) (citing Hazen).

26 In the Matter of Ira Haupt & Co., 23 S.E.C. 589 (SEC 1946) (quoting House Report on 1933 Act bill) (emphasis added).

The Loan Originators do not purchase the notes from the borrowers, and the Funds do not purchase the notes from the Loan Originators, with a view to or in connection with the “distribution” of the notes to the public. The Loan Originators purchase only one note from each “issuer” (i.e. borrower), and then sell the notes to the Funds in a transaction that is best analogized to a private placement to accredited investors, or to a permissible resale to a qualified purchaser.27  The Funds, in turn, will not distribute the notes to the general public; instead, the Funds will purchase the notes to hold as investments and issue its own shares to the public in a registered offering.  By analogy, if a bank (the primary assets of which will typically include a portfolio of loans and securities held for investment), conducts an offering of its shares, the result is not that the bank has acted as underwriter with respect to the distribution to the public of those loans or those other securities that it holds.

B.

Rule 140 under the 1933 Act does not apply to the Loan Originators or the Funds.

The Funds are not engaged in a “distribution” of the Loan Originator’s securities and the Loan Originators are not engaged in a distribution of the notes pursuant to Rule 140 under the 1933 Act.  Rule 140 provides that if the chief part of a person’s business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, then that person is to be regarded as engaged in the distribution of securities, and therefore an “underwriter,” under Section 2(a)(11) of the 1933 Act.

Based upon our analysis in Part I, above, the notes are not “securities” as defined under the 1933 Act, and therefore the borrowers are not “issuers.”  Based upon our analysis in Part II, above, the Loan Originators are not “issuers” because the imposition of servicing fees does not create a separate “security” from the original notes under the Howey test (even discounting, for the sake of argument, the Supreme Court’s holding in Reves that the Howey test does not apply to the determination as to whether particular notes are securities).  Because the issuer of each note is the borrower, the Funds are not engaged in the purchase of the securities of one issuer or affiliated issuers.  Assuming for the sake of argument that the Loan Originators are the “co-issuers” of the notes, Rule 140 still does not apply to the facts at hand.

27 The definition of “underwriter,” much like the private placement exemptions from the registration requirements of the 1933 Act and the rules promulgated thereunder, place great emphasis on the ultimate purchasers of the securities.  See, e.g. 17 C.F.R. § 230.501-506; H.R. Rep. No. 85, 73d Cong., 1st Sess. (1933); Report, The Section “4(1½)” Phenomenon: Private Resales of Restricted Securities, 34 Bus. Law. 1961 (1979) (the Commission in looking at downstream sales has borrowed heavily from the doctrinal underpinnings of Section 4(2)’s non-public offering exemption).

In Merrill Lynch Mortgage Investors, Inc.,28 one entity issued pass-through certificates to a savings and loan institution in exchange for a pool of housing contracts.  The savings and loan then used the pass-through certificates to capitalize a subsidiary, which issued preferred stock using the pass-through certificates as collateral.  At the time of registration, the subsidiary’s only assets were the pass-through certificates issued by one entity, but the subsidiary’s prospectus stated that its assets could include at any time a variety of securities similar to the pass-through certificates.  The CF Staff determined that Rule 140 did not require the entity issuing the pass-through certificates to co-register with the subsidiary.  Although initially the Funds may only hold loans originated by a small number of Loan Originators (or a single Loan Originator), it is the intention of the Funds to purchase loans from a number of Loan Originators, none of whom are expected to be affiliated with the others; therefore, the “chief part” of the Funds’ business will not be the purchase of the securities of one issuer or two or more affiliated issuers and Rule 140 should not apply.

1940 ACT ISSUES

I.

Are the notes “securities” under the 1940 Act?

The notes are “securities” under the 1940 Act.  Although the definition of “security” in Section 2(a)(36) of the 1940 Act is identical to that set forth in Section 2(a)(1) of the 1933 Act, neither the courts nor the Staff have adopted the position that the securities enumerated in Reves are not securities under the 1940 Act or that the determination as to whether a note is a “security” under the 1940 Act should be analyzed using the “family resemblance test” set forth in Reves.

The IM Staff has historically taken the position that Section 2(a)(36) of the 1940 Act is to be broadly construed.  In fact, the IM Staff has on a number of occasions determined that notes of the type enumerated in Reves or that might satisfy the “family resemblance test,” and therefore not be considered to be “securities” for purposes of the 1933 Act, are nevertheless “securities” for purposes of the 1940 Act.29

In Marine Bank v. Weaver,30 the Supreme Court held that a certificate of deposit was not a security for purposes of the 1933 Act, citing the language in the preamble to Section 2(a) of the 1933 Act that limits the definitions (including the definition of “security”) “unless the context otherwise requires.”  In Bank of America Canada,31 the IM Staff declined to take the position that a certificate of deposit, although arguably not a security under the 1933 Act, was not a security for purposes of the 1940 Act.  The IM Staff noted that, in its amicus brief before the Weaver Court, the Commission “urged that [the position that a certificate of deposit is not a security for purposes of the 1933 Act] should not apply to the definition of security in the 1940 Act because the relevant ‘context’ of [the 1940] Act is the regulation of the management of a portfolio of securities rather than the issuance or trading of such securities.”32

28 SEC No-Act (Pub. Avail. Mar. 16, 1988).

29 Most of no action letters issued by the IM Staff predate the Reves case; consequently, the letters do not cite Reves and do not apply the reasoning exactly.

30 455 U.S. 551 (1982).

31 SEC No-Act (Pub. Avail. Jul. 25, 1983).

The IM Staff stated in Bank of America Canada that “a determination that a note evidencing a commercial transaction is not a security under the 1933 Act … is, in our view, not applicable in determining whether a person engaged in the business of investing in such notes is investing in ‘securities’ in the context of a determination of whether the person is an investment company under the 1940 Act.”33  The IM Staff also stated that determinations based on nature of particular notes as being of commercial rather than investment character provides no basis for finding that such instruments [are] not securities under the 1940 Act because the 1940 Act explicitly recognizes that although an instrument is of a commercial character, it is still a security … in other words, for purposes of the 1940 Act (i.e., the regulation of a pool of portfolio securities), it makes no difference that the securities are commercial instruments except as otherwise specifically provided in the 1940 Act.34

In Harrell International, Inc.,35 the proponent asserted that certain notes at issue were not securities under the 1933 Act, and argued that therefore the notes were not securities under the 1940 Act.  The IM Staff disagreed, citing the proposition in Bank of America Canada that a determination as to whether an instrument is a security under the 1933 Act is inapplicable in determining whether that instrument is a security under the 1940 Act.  Similarly, in Putnam Diversified Premium Income Trust,36 the IM Staff took the position that loan participations, regardless of whether the loan participations were assigned (so that the direct debtor-creditor relationship shifted to the fund) or participating interests (so that the assignee must rely on the original lender to collect sums due), are securities under the 1940 Act “when purchased as an investment instrument by a company otherwise investing in securities and holding itself out as an investment company.”37 Finally, in Gins Capital Corporation,38 the IM Staff took the position that promissory notes issued by individuals are securities for purposes of the 1940 Act.

32 Id.

33 Id.  See also Education Loan Marketing Association Inc., SEC No-Act (Pub. Avail. Mar. 6, 1986) (IM Staff unable to concur that promissory notes securing repayment of student loans were not securities under the 1940 Act, despite not being securities under the 1933 Act); The Mortgage Backed Income Fund, SEC No-Act (Pub. Avail. Aug. 30, 1979) (IM Staff concurs that notes secured by mortgages on real estate are securities under the 1940 Act despite transactional exemptions under the 1933 Act); World Evangelical Development, Ltd., SEC No-Act (Pub. Avail. Apr. 5, 1979) (IM Staff unable to agree that notes evidencing commercial loans for equipment, inventory, accounts receivable and other working capital are not securities under the 1940 Act).

34 Id (citing various exceptions from the definition of “investment company” under the 1940 Act).

35 SEC No-Act (Pub. Avail. May 24, 1989).

36 SEC No-Act (Pub. Avail. Jul. 10, 1989).  The proponent in Putnam took no explicit position as to the characterization of the participations under the 1933 Act; however, proponent’s letter included a lengthy discussion indicating that the participations would not constitute securities under the 1933 Act, and the IM Staff did not object to the points made in this discussion.

The notes that the Funds will purchase from the Loan Originators are similar to the notes in Harrell and Gins Capital, and thus fall within the spectrum of notes that the IM Staff has determined are “securities” for purposes of the 1940 Act.  In addition, it is also clear that the Funds are purchasing the notes as investment instruments, as discussed in Putnam, and holding themselves out as investment companies (rather than as factoring or financing companies).  Finally, the Funds also intend to invest in other securities, such as short-term instruments, particularly when appropriate consumer notes are not available.

One of the cardinal features of the 1940 Act is the prohibition on buying securities from and selling securities to affiliated persons in Section 17.  By registering as closed-end interval funds, the Funds are restricted from entering into arrangements with the Loan Originators that would result in those Loan Originators becoming affiliated persons of the Funds.  For example, the Funds are required to have an investment adviser that is not affiliated with the Loan Originators and that has a fiduciary duty to act in the best interests of the Funds when determining which loans to purchase.  Without these and other protections of the 1940 Act, investors in the Funds would be at greater risk of self-dealing transactions that, even if disclosed, the average investor might not fully appreciate.

II.

Do the Funds satisfy the exemption provided under Section 3(c)(5) of the 1940 Act?

The Funds do not satisfy the exemption provided under Section 3(c)(5) of the 1940 Act.  Section 3(c)(5) provides that

[a]ny person who is not engaged in the business of issuing redeemable securities … and who is primarily engaged in one or more of the following businesses: (A) purchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services; (B) making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services; and (C) purchasing or otherwise acquiring mortgages and other liens on and interest in real estate is not an investment company, and therefore is not required to register as such under the 1940 Act.

37 Id.

38 SEC No-Act (Pub. Avail. Aug. 16, 1985).

The exemption provided by Section 3(c)(5) of the 1940 Act is not applicable to the Funds because (i) the notes in which the Funds intend to invest are not assets of the type set forth in Section 3(c)(5), and (ii) in any event, the Funds may invest in other types of securities besides the notes.  The IM Staff has made it clear that a note must relate to the sale of specific merchandise, insurance or services to be a qualifying receivable under Sections 3(c)(5)(A) or (B).  Accordingly, the IM Staff has refused to grant no-action assurance to issuers that proposed to include, as qualifying receivables under Sections 3(c)(5)(A) and (B), notes representing general loans for unspecified goods or services, even if the loans were secured by collateral typically associated with sales financing.39

In World Evangelical Development, Ltd.,40 for example, the IM Staff noted that subparagraphs (A) and (B) of Section 3(c)(5) were added to the 1940 Act at the urging of two major sales financing companies to exclude them and others similarly situated from the 1940 Act.41 Notably, the IM Staff took the position that “the test … of whether a company is within the provision s of subparagraphs (A) or (B) [of Section 3(c)(5)] is whether it is engaged in sales financing.42  Similarly, in Alleco, Inc.,43 the IM Staff pointed out that Section 3(c)(5)(B) “refers to the extension of credit to a borrower representing the purchase price of specific goods or services.”44  The notes in which the Funds intend to invest will be general purpose consumer loans that are not backed by assets that relate to the purchase or sale of specified goods or services; therefore, subparagraphs (A) and (B) of Section 3(c)(5) are inapplicable to the Funds’ activities.  Subparagraph (C) is likewise inapplicable because the Funds will generally not purchase loans secured by liens on real estate.

39 See, e.g.,  Protecting Investors: A Half Century of Investment Company Act Regulation, SEC publication (May 1992) (“When the assets the entity acquires are not related to the purchase or sale of specific merchandise, insurance, or services, the no-action request [under Sections 3(c)(5)(A) or (B)] has been refused.”).

40 SEC No-Act (Pub. Avail. Apr. 5, 1979).

41 Id.

42 Id.

43 SEC No-Act (Jul. 14, 1988).

44 Id.